Exhibit 99.6

News release…

Date: 21 April
Ref: PR471g

Rio Tinto Iron Ore welcomes Shovelanna decision

Rio Tinto Iron Ore today welcomed the decision by the Western Australian Government to enable it to pursue the Shovelanna resource.

Rio Tinto Iron Ore Chief Executive Sam Walsh said, “The Iron Ore group had always intended to renew the Shovelanna tenement and as evidence of this intention had paid the annual rental well ahead of the due date and despatched its renewal application by first class overnight courier one week ahead of the due date for renewal.”

“Rio Tinto Iron Ore has conducted extensive exploration and evaluation programmes at Shovelanna.”

“Investors in the resource industry need confidence and security that long term decisions can be made in a stable and certain policy and administrative environment.”

“We appreciate the recognition of this and look forward to working with the Western Australian Government to ensure the continued development of the State’s resources.”

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Hugh Leggatt	Ian Head
Office: +44 (0) 20 7753 2273	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7764 369 977	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885